                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         Gibraltar Packaging Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  374-758-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D
CUSIP NO.  374-758-10-0                                        PAGE 2 OF 4 PAGES


--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           WALTER E. ROSE
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [   ]
                                                                                                             ---
                                                                                                        (b) [   ]
--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                                / /
--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------
              NUMBER OF              7    SOLE VOTING POWER

               SHARES                     381,296*
                                  ----------------------------------------------------------------------------------
            BENEFICIALLY             8     SHARED VOTING POWER

              OWNED BY
                                  ----------------------------------------------------------------------------------
                EACH                 9     SOLE DISPOSITIVE POWER

              REPORTING                    381,296*
                                  ----------------------------------------------------------------------------------
               PERSON               10     SHARED DISPOSITIVE POWER

                WITH
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           381,296*
--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* / /
--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.6%
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------------------------------------------

* Does not include 8,700 shares owned by Mr. Rose's wife, as to which shares Mr. Rose disclaims beneficial ownership.

CUSIP NO.  374-758-10-0

     This Amendment No. 2 To Schedule 13d is filed by Walter E. Rose for the purpose of reporting his purchase of shares of common stock, par value $0.01 per share (the "Shares"), of Gibraltar Packaging Group, inc., A Delaware corporation ("Gibraltar").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     Mr. Rose acquired the Shares reported herein by open market purchases with personal funds.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Gibraltar, there 5,041,544 Shares outstanding.

         Mr. Rose beneficially owns 381,296 Shares, or approximately 7.6 % of the outstanding Shares. This amount does not include the 8,700 Shares owned by Mr. Rose's wife, as to which Mr. Rose disclaims beneficial ownership.

     (b) Mr. Rose has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 381,296 Shares owned by him.

     (c) During the past 60 days, Mr. Rose purchased Shares in open market transactions as follows:


         DATE PURCHASED             NUMBER OF SHARES          PRICE PER SHARE
         --------------             ----------------          ---------------
            01/18/00                      5,000                     $0.66
            01/26/00                     15,000                     $0.75
            01/28/00                     15,000                     $0.94

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended and supplemented as follows:

     On August 1, 1996, Gibraltar granted Mr. Rose stock options to purchase 125,000 Shares for an exercise price of $4.00 per Share, pursuant to the Gibraltar 1996 Non-Qualified Stock Option Plan (the "Plan") and on the terms and conditions set forth in the Stock Option Agreement between Gibraltar and Mr. Rose. Effective November 30, 1998, the Board of Directors of Gibraltar terminated the Plan and Mr. Rose's options were canceled.

CUSIP No. 374-758-10-0


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000                               /S/ WALTER E. ROSE
                                                      --------------------------
                                                          Walter E. Rose










                                 Page 4 of 4